Exhibit 99.1

Sun Life Reports Fourth Quarter and Full Year 2019 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. (“SLF Inc.”) for the period ended December 31, 2019. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (February 12, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter ended December 31, 2019. Fourth quarter reported net income was $719 million and underlying net income(1) was $792 million.

	Quarterly results		Full Year
	Q4’19	Q4’18	2019	2018
Profitability
Reported net income ($ millions)	719	580	2,618	2,522

Underlying net income ($ millions)(1)	792	718	3,057	2,947
Reported EPS ($)(2)	1.22	0.96	4.40	4.14

Underlying EPS ($)(1)(2)	1.34	1.19	5.16	4.86

Reported return on equity (“ROE”)(1)	13.6%	10.9%	12.3%	12.1%

Underlying ROE(1)	15.0%	13.6%	14.3%	14.2%
Growth
Insurance sales ($ millions)(1)	1,402	1,314	3,524	3,189

Wealth sales ($ millions)(1)	44,872	36,241	158,992	136,702

Value of new business (“VNB”) ($ millions)(1)	337	310	1,206	1,154

Assets under management (“AUM”) ($ billions)(1)	1,099.3	951.1	1,099.3	951.1
Financial Strength
LICAT ratios(3) (at period end)

Sun Life Financial Inc.	143%	144%

Sun Life Assurance(4)	130%	131%

Financial leverage ratio(1) (at period end)	21.2%	21.2%

“In 2019, we exceeded $3 billion of underlying net income and achieved underlying EPS of $5.16, underlying return on equity of 14.3% and dividend growth of 10%,” said Dean Connor, President and CEO of Sun Life.

“We completed our acquisition of a majority stake in BentallGreenOak and announced our intention to acquire a majority stake in InfraRed Capital Partners, broadening SLC Management’s suite of alternative investment solutions within global real estate and infrastructure equity markets,” added Connor. “We also continued to make steady progress on distribution in Asia with two new bancassurance agreements in Vietnam and Indonesia, and now have mobile apps in all seven of our local markets, giving our Clients increased access to products and solutions. The strength of our investment capabilities is highlighted by the achievement of a key milestone, surpassing $1 trillion in assets under management in 2019.”

(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	All earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test (“LICAT”), see section E - Financial Strength in this document.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.

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Financial and Operational Highlights - Quarterly Comparison (Q4 2019 vs. Q4 2018)

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income(loss)			Underlying net income(loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q4’19	Q4’18	change	Q4’19	Q4’18	change	Q4’19	Q4’18	change	Q4’19	Q4’18	change
Canada(3)	275	96	186%	264	245	8%	228	219	4%	5,905	4,883	21%

U.S.(3)	131	118	11%	137	121	13%	813	844	(4)%	—	—	—

Asset Management(3)	228	244	(7)%	281	227	24%	—	—	—	36,847	29,423	25%

Asia(3)	136	125	9%	143	140	2%	361	251	44%	2,120	1,935	10%

Corporate(3)	(51)	(3)	nm(2)	(33)	(15)	nm(2)	—	—	—	—	—	—
Total	719	580	24%	792	718	10%	1,402	1,314	7%	44,872	36,241	24%
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Not meaningful.
(3)

Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual MD&A.

Reported net income was $719 million in the fourth quarter of 2019, an increase of $139 million or 24% compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s(1) share-based payment awards(2), unfavourable assumption changes and management actions (“ACMA”)(2) impacts and higher acquisition, integration and restructuring costs(2). Underlying net income was $792 million, an increase of $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

Our reported ROE was 13.6% in the fourth quarter of 2019. Underlying ROE was 15.0%, compared to 13.6% in the fourth quarter of 2018, reflecting higher underlying net income. Total shareholders’ equity remained flat as increases from earnings were offset by the impact of our acquisition of a majority stake in BentallGreenOak (“BGO acquisition”) on common shareholders’ equity, dividend distributions and share repurchases. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.3 billion in cash and other liquid assets.

A leader in insurance and wealth solutions in our Canadian Home Market

Canada’s reported net income was $275 million in the fourth quarter of 2019, an increase of $179 million compared to the same period in 2018, driven by favourable market-related impacts, predominantly from equity markets, and less unfavourable ACMA. Underlying net income was $264 million, an increase of $19 million or 8%, driven by business growth, higher investing activity, favourable credit experience, higher available-for-sale (“AFS”) gains and favourable mortality experience, partially offset by unfavourable morbidity experience in Group Benefits (“GB”) and a mortgage impairment.

Canada insurance sales were $228 million in the fourth quarter of 2019, an increase of $9 million or 4% compared to the same period in 2018, driven by increased individual life insurance sales. Canada wealth sales were $5.9 billion in the fourth quarter of 2019, an increase of $1.0 billion or 21% compared to the same period in 2018, driven by Group Retirement Services (“GRS”) from large case sales, as described below, and Individual Wealth.

In the quarter, GRS sales grew 19% over prior year driven by strong Defined Benefit Solutions sales of $1.5 billion as we continue to shape the market by bringing customized and innovative solutions to companies to assist them in de-risking their pension plans. In Individual Insurance & Wealth, AUM for SLGI(3) of $29 billion grew 27% from the prior year, driven by strong performance of the flagship Granite Managed Solutions products, where 98%, 100% and 84% of SLGI Granite Managed Portfolio retail assets exceeded their peer medians for five-, three- and one-year performance, respectively(4).

(1)	MFS Investment Management (“MFS”).
(2)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(3)	Sun Life Global Investments (“SLGI”).
(4)	Based on the Funds’ Series F returns against their respective Canadian Investment Funds Standards Committee (“CIFSC”) peer group.

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A leader in U.S. group benefits

U.S.’s reported net income was $131 million, an increase of $13 million or 11% in the fourth quarter of 2019 compared to the same period in 2018. Market-related impacts, ACMA and integration costs were in line with the same period last year. Underlying net income was $137 million, an increase of $16 million or 13%, driven by favourable morbidity experience and higher AFS gains, partially offset by unfavourable mortality experience in In-force Management. The after-tax profit margin for Group Benefits(1) was 7.3% as of the fourth quarter of 2019, compared to 6.7% as of the fourth quarter of 2018.

U.S. Group Benefits sales were US$616 million in the fourth quarter of 2019, a decrease of US$23 million or 4% compared to the same period in 2018, reflecting lower large case employee benefits sales. U.S. Group Benefits full year 2019 sales of over one billion U.S. dollars (US$1,043 million) reached a new high, up 4% compared to 2018, driven by growth in medical stop-loss. Medical stop-loss business-in-force increased to US$1.9 billion, an increase of 17% compared to 2018, advancing our leadership position as the largest independent medical stop-loss provider.

We completed the major milestones of our integration of the employee benefits business acquired in 2016, which includes reaching our full target of US$100 million in pre-tax run-rate synergies on schedule. We also surpassed 10,000 employees on the Sun Life + Maxwell Health platform, which was launched earlier in 2019, enabling more families to make better choices for insurance protection that fills financial gaps.

A leader in Global Asset Management

Asset Management’s reported net income was $228 million, a decrease of $16 million or 7% in the fourth quarter of 2019 compared to the same period in 2018, reflecting higher fair value adjustments on MFS’s share-based payment awards. Underlying net income was $281 million, an increase of $54 million or 24%, driven by higher average net assets (“ANA”) in MFS and higher income in SLC Management from the BGO acquisition that closed in 2019. Pre-tax net operating profit margin ratio for MFS(1) for the fourth quarter of 2019 was 40%, compared to 38% in the same period in 2018.

Asset Management ended the fourth quarter with $768.8 billion in AUM, consisting of $684.8 billion (US$527.4 billion) in MFS and $84.0 billion in SLC Management. MFS reported net outflows of $1.5 billion (US$1.2 billion) and SLC Management reported net inflows of $0.6 billion in the fourth quarter of 2019. Despite an overall industry trend of net retail outflows, MFS achieved U.S. retail net inflows for the fourth consecutive quarter, demonstrating the continued strength of MFS’s performance and brand presence.

In the fourth quarter of 2019, 93%, 93% and 98% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance.

On December 17, 2019, we entered into an agreement with InfraRed Capital Partners (“InfraRed”), a global infrastructure and real estate investment manager, to purchase 80% of the company and the ability to acquire the remaining interest in the future. As a leader in global infrastructure investing, including renewable energy, InfraRed will further broaden SLC Management’s suite of alternative investment solutions, and this transaction also creates the opportunity for InfraRed to access North American investors through our distribution networks.

A leader in Asia through distribution excellence in higher growth markets

Asia’s reported net income was $136 million in the fourth quarter of 2019, an increase of $11 million or 9% compared to the same period in 2018, driven by favourable market-related impacts, predominantly from equity markets, largely offset by unfavourable ACMA impacts. Underlying net income was $143 million, an increase of $3 million or 2%, driven by business growth, favourable lapse and other policyholder behaviour experience and lower new business strain, partially offset by unfavourable joint venture experience and other investment-related experience.

Asia insurance sales were $361 million, an increase of $110 million or 44% in the fourth quarter of 2019 compared to the same period in 2018, driven by growth in all local insurance markets and in International. Asia wealth sales were $2.1 billion, an increase of $185 million or 10%, driven by money market sales in the Philippines and growth in the pension business in Hong Kong, largely offset by lower mutual fund sales in India.

We continue to execute on our growth strategies as demonstrated through the following activities in the fourth quarter of 2019:

•	In Vietnam, we signed a 15-year bancassurance partnership with Tien Phong Commercial Bank, a digital leader in Vietnamese banking.
•	In Indonesia, we became the preferred partner to Nobu National Bank by signing an expanded distribution agreement.
•	We commenced sales of Sun Life’s sharia-based products via our exclusive bancassurance partnership with Bank Muamalat Indonesia, a pioneer in the Islamic banking industry.
•

As a further testament to our financial strength, Sun Life Hong Kong Ltd. has been assigned “AA-” long-term issuer credit and financial strength ratings by S&P Global Ratings, with a stable outlook, which will help us further support our high-net-worth capabilities.

(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

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Table of Contents

A.	How We Report Our Results	5

B.	Financial Summary	6

C.	Profitability	7

D.	Growth	9

E.	Financial Strength	11

F.	Performance by Business Group	13

1.	Canada	14

2.	U.S.	15

3.	Asset Management	16

4.	Asia	18

5.	Corporate	19

G.	Investments	19

H.	Risk Management	22

I.	Additional Financial Disclosure	28

J.	Non-IFRS Financial Measures	29

K.	Forward-looking Statements	33

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About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2019, Sun Life had total AUM of $1,099 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, U.S., Asset Management, Asia, and Corporate. Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual MD&A. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements” collectively) and annual management’s discussion and analysis (“MD&A”). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section J - Non-IFRS Financial Measures in this document. Non-IFRS financial measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section K - Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2019. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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B. Financial Summary

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4’19	Q3’19	Q4’18	2019	2018
Profitability
Net income (loss)
Reported net income (loss)	719	681	580	2,618	2,522
Underlying net income (loss)(1)	792	809	718	3,057	2,947
Diluted earnings per share ($)
Reported EPS (diluted)	1.22	1.15	0.96	4.40	4.14
Underlying EPS (diluted)(1)	1.34	1.37	1.19	5.16	4.86
Reported basic EPS ($)	1.22	1.15	0.96	4.42	4.16
Return on equity (%)
Reported ROE(1)	13.6%	13.0%	10.9%	12.3%	12.1%
Underlying ROE(1)	15.0%	15.5%	13.6%	14.3%	14.2%
Growth
Sales
Insurance sales(1)	1,402	685	1,314	3,524	3,189
Wealth sales(1)	44,872	41,151	36,241	158,992	136,702
Value of new business(1)	337	252	310	1,206	1,154
Premiums and deposits
Net premium revenue	6,639	4,799	5,313	20,288	18,642
Segregated fund deposits	3,517	2,505	2,763	11,958	11,553
Mutual fund sales(1)	27,177	25,292	22,135	99,836	84,202
Managed fund sales(1)	12,347	12,200	9,629	45,062	38,903
ASO premium and deposit equivalents(1)(2)	1,715	1,699	1,673	6,802	6,808
Total premiums and deposits(1)	51,395	46,495	41,513	183,946	160,108
Assets under management
General fund assets	180,229	180,206	168,765	180,229	168,765
Segregated funds	116,973	112,806	103,062	116,973	103,062
Mutual funds, managed funds and other AUM(1)	802,145	769,920	679,316	802,145	679,316
Total AUM(1)	1,099,347	1,062,932	951,143	1,099,347	951,143
Financial Strength
LICAT(3) ratios
Sun Life Financial Inc.	143%	146%	144%
Sun Life Assurance(4)	130%	133%	131%
Financial leverage ratio(1)	21.2%	22.8%	21.2%
Dividend
Dividend payout ratio(1)	41%	38%	42%	41%	39%
Dividends per common share ($)	0.550	0.525	0.500	2.100	1.905
Capital
Subordinated debt and innovative capital instruments(5)	3,738	4,238	3,738	3,738	3,738
Participating policyholders’ equity and non-controlling interests	1,110	1,045	864	1,110	864
Total shareholders’ equity	23,398	23,153	23,706	23,398	23,706
Total capital	28,246	28,436	28,308	28,246	28,308
Average common shares outstanding (millions)	588	590	602	592	606
Closing common shares outstanding (millions)	588	588	599	588	599
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test ratio.
(4)	Sun Life Assurance Company of Canada is SLF Inc.’s principal operating life insurance subsidiary.
(5)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS, they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2019 annual MD&A.

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C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income in 2019 and 2018. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Full Year
($ millions, after-tax)	Q4’19	Q3’19	Q4’18	2019	2018

Reported net income	719	681	580	2,618	2,522
Less: Market-related impacts(1)	18	(89)	(153)	(237)	(188)
Assumption changes and management actions(1)	(15)	—	13	(46)	(155)
Other adjustments(1)	(76)	(39)	2	(156)	(82)
Underlying net income(2)	792	809	718	3,057	2,947
Reported ROE(2)	13.6%	13.0%	10.9%	12.3%	12.1%
Underlying ROE(2)	15.0%	15.5%	13.6%	14.3%	14.2%

Impacts of other notable items on reported and underlying net income

Experience-related items(3)
Impacts of investment activity on insurance contract liabilities (“investing activity”)	34	8	28	131	135
Credit	47	44	23	74	72
Mortality	(3)	13	(11)	22	(6)
Morbidity	(47)	(45)	(12)	(70)	51
Lapse and other policyholder behaviour	(6)	(6)	(4)	(24)	(49)
Expenses	(45)	3	(26)	(18)	(62)
Other experience	(6)	4	44	(29)	90
(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(3)	Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Quarterly Comparison - Q4 2019 vs. Q4 2018

Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

1.	Market-related impacts

Market-related impacts in the fourth quarter of 2019 compared to the same period in 2018 predominantly reflected favourable equity market impacts and improved interest rate impacts, partially offset by unfavourable impacts of changes in fair value of investment properties. See section J - Non-IFRS Financial Measures in this document for a breakdown of components of market-related impacts.

2.	Assumption changes and management actions

ACMA decreased reported net income by $15 million in the fourth quarter of 2019, compared to an increase of $13 million in the same period in 2018.

3.	Other adjustments

Other adjustments decreased reported net income by $76 million in the fourth quarter of 2019, compared to an increase of $2 million in the same period in 2018, including higher fair value adjustments on MFS’s share-based payment awards, restructuring costs in Corporate and higher acquisition and integration costs in SLC Management. The costs in Corporate include severance costs as a result of various initiatives to simplify our organizational structure and drive efficiencies, while the costs in SLC Management relate to the BGO acquisition and the pending InfraRed transaction.

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4.	Experience-related items

Compared to the fourth quarter of 2018, the significant changes in experience-related items are as follows:

•	Favourable credit experience, primarily in Canada;
•	Unfavourable morbidity experience in Canada, partially offset by the U.S.;
•

Unfavourable expense experience, predominantly resulting from higher annual incentive compensation costs reflecting reported net income and an increase in long-term incentive compensation costs driven by the increase in the share price of SLF Inc.; and

•

Unfavourable other experience, including higher project spend, including the adoption of IFRS 17 Insurance Contracts (“IFRS 17”), and unfavourable joint venture experience and other investment-related experience in Asia.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the fourth quarter of 2019, our effective income tax rates on reported net income and underlying net income(1) were 10.8% and 13.9%, respectively, compared to 14.5% and 16.8%, respectively, in the fourth quarter of 2018. Our effective tax rate on underlying net income in the fourth quarter of 2019 was below our expected range of 15% to 20%, primarily due to higher tax-exempt investment income.

6.	Impacts of foreign exchange translation

During the fourth quarter of 2019, the impacts of foreign exchange translation increased reported net income and underlying net income by $2 million.

Year-to-Date Comparison - 2019 vs. 2018

Reported net income increased by $96 million or 4% in 2019 compared to 2018, driven by less unfavourable ACMA impacts, partially offset by higher fair value adjustments on MFS’s share-based payment awards and unfavourable market-related impacts. Underlying net income increased by $110 million or 4%, driven by business growth, higher net benefits from tax-related items, improved expense experience, favourable mortality experience in the U.S. and Canada and improved lapse and other policyholder behaviour experience, partially offset by unfavourable morbidity experience in Canada, interest on par seed capital(2) in 2018 and lower new business gains in Canada and Asia.

1.	Market-related impacts

Market-related impacts in 2019 compared to 2018 reflected unfavourable impacts from interest rates and changes in the fair value of investment properties, largely offset by favourable impacts from equity markets.

2.	Assumption changes and management actions

ACMA decreased reported net income by $46 million in 2019, compared to a decrease of $155 million in 2018. See section D - Profitability - 2019 vs. 2018 - ii. Assumption changes and management actions in the 2019 annual MD&A for details on ACMA in 2019.

3.	Other adjustments

Other adjustments in 2019 decreased reported net income by $156 million, compared to $82 million in 2018, reflecting higher fair value adjustments on MFS’s share-based payment awards, higher acquisition and integration costs in SLC Management and restructuring costs in Corporate, partially offset by lower integration costs in the U.S. and Corporate. The costs in SLC Management relate to the BGO acquisition and the pending InfraRed transaction. The costs in Corporate include severance costs as a result of various initiatives to simplify our organizational structure and drive efficiencies. The lower costs in the U.S. reflect the successful completion of the integration of the U.S. employee benefits business acquired in 2016.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

(2)

In the first quarter of 2018, the seed capital that was transferred into the participating account at demutualization was transferred into the shareholder account, along with accrued investment income (“interest on par seed capital”). The results include income of $110 million, of which $75 million was in Canada and $35 million was in the U.S.

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4.	Experience-related items

Compared to 2018, the significant changes in experience-related items are as follows:

•	Favourable mortality experience in the U.S. and Canada;
•	Unfavourable morbidity experience in Canada;
•	Improved lapse and other policyholder behaviour experience in the U.S., Asia and Canada, partially offset by the UK in Corporate;
•	Improved expense experience resulting from expense discipline while growing the businesses, and lower incentive compensation costs; and
•

Unfavourable other experience, including interest on par seed capital of $110 million - $75 million in Canada and $35 million in the U.S. in 2018, and higher project spend including the adoption of IFRS 17.

5.	Income taxes

For 2019, our effective tax rates on reported and underlying net income(1) were 8.8% and 14.1%, respectively, compared to 17.0% and 17.2%, respectively, for 2018. Our effective tax rate on underlying net income for 2019 is below our expected range of 15% to 20%, primarily due to the favourable resolution of Canadian tax matters and higher tax-exempt investment income. For additional information, refer to Note 20 in our 2019 Annual Consolidated Financial Statements. Our effective tax rate on underlying net income for 2018 was within our expected range.

6.	Impacts of foreign exchange translation

During 2019, the impacts of foreign exchange translation increased reported net income and underlying net income by $33 million and $47 million, respectively.

  D. Growth

1. Sales and Value of New Business

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Insurance sales by business group(1)
Canada	228	204	219	988	984
U.S.	813	184	844	1,382	1,307
Asia	361	297	251	1,154	898
Total insurance sales(1)	1,402	685	1,314	3,524	3,189
Wealth sales by business group(1)
Canada	5,905	4,136	4,883	16,114	15,286
Asia	2,120	2,573	1,935	8,373	10,101
Total wealth sales excluding Asset Management(1)	8,025	6,709	6,818	24,487	25,387
Asset Management sales(1)	36,847	34,442	29,423	134,505	111,315
Total wealth sales(1)	44,872	41,151	36,241	158,992	136,702
Value of New Business(1)	337	252	310	1,206	1,154
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Total Company insurance sales increased by $88 million or 7% ($86 million or 7%, excluding the impacts of foreign exchange translation) in the fourth quarter of 2019 compared to the same period in 2018.

•	Canada insurance sales increased by 4%, driven by increased individual life insurance sales.
•	U.S. insurance sales decreased by 4%, excluding the unfavourable impacts of foreign exchange translation of $1 million, reflecting lower large case sales in employee benefits.
•	Asia insurance sales increased by 43%, excluding the favourable impacts of foreign exchange translation of $3 million, driven by growth in all local insurance markets and in International.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

Fourth Quarter 2019/ sunlife.com 9

Total Company wealth sales increased by $8.6 billion or 24% (the impacts of foreign exchange translation were not significant) in the fourth quarter of 2019 compared to the same period in 2018.

•	Canada wealth sales increased by 21%, driven by large case sales in GRS and increased mutual fund sales in Individual Wealth.
•

Asia wealth sales increased by 8%, excluding the favourable impacts of foreign exchange translation of $30 million, driven by money market sales in the Philippines and growth in the pension business in Hong Kong, largely offset by lower mutual fund sales in India.

•

Asset Management sales increased by 25%, excluding the unfavourable impacts of foreign exchange translation of $41 million, driven by higher mutual and managed fund sales in MFS and higher sales in SLC Management.

Total Company VNB was $337 million in the fourth quarter of 2019, an increase of 9% compared to the same period in 2018, driven by higher sales in Canada and Asia, partially offset by changes in sales mix, pricing and the impact of lower interest rates.

2. Premiums and Deposits

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Net premium revenue	6,639	4,799	5,313	20,288	18,642
Segregated fund deposits	3,517	2,505	2,763	11,958	11,553
Mutual fund sales(1)	27,177	25,292	22,135	99,836	84,202
Managed fund sales(1)	12,347	12,200	9,629	45,062	38,903
ASO premium and deposit equivalents(1)	1,715	1,699	1,673	6,802	6,808
Total premiums and deposits(1)	51,395	46,495	41,513	183,946	160,108
Total adjusted premiums and deposits(1)(2)	51,537	46,625	41,654	181,100	160,710
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impacts of Constant Currency Adjustment and Reinsurance in Canada’s Group Benefits Operations Adjustment as described in section J - Non-IFRS Financial Measures in this document.

Premiums and deposits increased by $9.9 billion or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by increased mutual fund sales, managed fund sales, net premium revenue and segregated fund deposits. Premiums and deposits increased by $23.8 billion or 15% in 2019 compared to 2018, driven by increased mutual fund and managed fund sales. The impacts of foreign exchange translation did not impact premiums and deposits in the fourth quarter of 2019 and increased premiums and deposits by $3.4 billion in 2019. Adjusted premiums and deposits increased by $9.9 billion or 24% in the fourth quarter of 2019 compared to the same period in 2018. Adjusted premiums and deposits increased by $20.4 billion or 13% in 2019 compared to 2018. The increase in adjusted premiums and deposits in the fourth quarter of 2019 and in 2019 was driven by increased mutual fund and managed fund sales.

Net premium revenue increased by $1.3 billion or 25% in the fourth quarter of 2019 compared to the same period in 2018. Net premium revenue increased by $1.6 billion or 9% in 2019 compared to 2018. The increase in net premium revenue in the fourth quarter of 2019 and in 2019 was driven by increased premium revenue in Canada, Asia and the U.S. The impacts of foreign exchange translation increased net premium revenue by $4 million and $184 million in the fourth quarter of 2019 and in 2019, respectively.

Segregated fund deposits increased by $754 million or 27% in the fourth quarter of 2019 compared to the same period in 2018. Segregated fund deposits increased by $405 million or 4% in 2019 compared to 2018. The increase in segregated fund deposits in the fourth quarter of 2019 and in 2019 was driven primarily by increased deposits in Canada. The impacts of foreign exchange translation increased segregated fund deposits by $11 million and $37 million in the fourth quarter of 2019 and in 2019, respectively.

Mutual fund sales increased by $5.0 billion or 23% in the fourth quarter of 2019 compared to the same period in 2018. Mutual fund sales increased by $15.6 billion or 19% in 2019 compared to 2018. The increase in mutual fund sales in the fourth quarter of 2019 and in 2019 was primarily driven by increased sales in MFS, the Philippines in Asia and Canada. The impacts of foreign exchange translation did not impact mutual fund sales in the fourth quarter of 2019 and increased mutual fund sales by $2.2 billion in 2019.

Managed fund sales increased by $2.7 billion or 28% in the fourth quarter of 2019 compared to the same period in 2018. Managed fund sales increased by $6.2 billion or 16% in 2019 compared to 2018. The increase in managed fund sales in the fourth quarter of 2019 and in 2019 was primarily driven by increased sales in MFS, SLC Management and Hong Kong in Asia. The impacts of foreign exchange translation decreased managed fund sales by $12 million in the fourth quarter of 2019 and increased managed fund sales by $982 million in 2019.

Fourth Quarter 2019/ sunlife.com 10

ASO premium and deposit equivalents increased by $42 million or 3% in the fourth quarter of 2019 compared to the same period in 2018, driven by Hong Kong in Asia and Canada. ASO premium and deposit equivalents in 2019 were in line with 2018. The impacts of foreign exchange translation did not impact ASO premium deposits and equivalents in the fourth quarter of 2019 and increased ASO premium deposits and equivalents by $6 million in 2019.

3. Assets Under Management

AUM consists of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18
Assets under management(1)

General fund assets	180,229	180,206	174,325	172,348	168,765

Segregated funds	116,973	112,806	111,684	110,011	103,062
Mutual funds, managed funds and other AUM(1)	802,145	769,920	738,767	729,026	679,316

Total AUM(1)	1,099,347	1,062,932	1,024,776	1,011,385	951,143
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

AUM increased by $148.2 billion or 16% as at December 31, 2019 compared to December 31, 2018, resulting primarily from:

(i)	an increase of favourable market movements on the value of mutual funds, managed funds and segregated funds of $166.6 billion;
(ii)	an increase of $12.6 billion from the BGO acquisition;
(iii)	an increase in AUM of general fund assets of $11.5 billion; and
(iv)	an increase of other business activities of $2.4 billion; partially offset by
(v)	a decrease of $35.6 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets); and
(vi)	net outflows from mutual, managed and segregated funds of $9.3 billion.

The net outflow of mutual, managed, and segregated funds of $9.3 billion in 2019 was predominantly driven by net outflows from MFS of $15.8 billion, which were partially offset by net inflows of $3.6 billion in SLC Management, $2.4 billion in Asia and $1.4 billion in Canada. For the fourth quarter of 2019, net inflows of mutual, managed and segregated funds were $0.9 billion, predominantly driven by net inflows of $1.2 billion in Canada, $0.9 billion in Asia, and $0.6 billion in SLC Management, partially offset by net outflows in MFS of $1.5 billion.

E. Financial Strength

	Quarterly results
	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18
LICAT Ratio

Sun Life Financial Inc.	143%	146%	144%	145%	144%

Sun Life Assurance	130%	133%	133%	132%	131%
Financial leverage ratio(1)	21.2%	22.8%	20.4%	21.1%	21.2%
Dividend

Dividend payout ratio(1)	41%	38%	42%	42%	42%

Dividends per common share ($)	0.550	0.525	0.525	0.500	0.500
Capital
Subordinated debt and innovative capital instruments(2)	3,738	4,238	3,491	3,739	3,738

Participating policyholders’ equity and non-controlling interests	1,110	1,045	974	930	864

Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257

Common shareholders’ equity	21,141	20,896	21,427	21,525	21,449
Total capital	28,246	28,436	28,149	28,451	28,308
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1- Capital in our 2019 annual MD&A.

Fourth Quarter 2019/ sunlife.com 11

The Office of the Superintendent of Financial Institutions (“OSFI”) has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2019, SLF Inc.’s LICAT ratio was 143%, which was 1% lower than December 31, 2018. The favourable impacts of reported net income, market movements and net change in subordinated debt were more than offset by the impacts of payment of dividends, repurchases of common shares, redemption of innovative capital instruments, OSFI’s 2019 LICAT guideline revisions, the de-registration of a U.S. reinsurer in the second quarter and the BGO acquisition.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at

December 31, 2019, Sun Life Assurance’s LICAT ratio was 130%, compared to 131% as at December 31, 2018. The favourable contribution of reported net income and market impacts were more than offset by dividends to SLF Inc. and the impact from OSFI’s 2019 LICAT guideline revisions. The Sun Life Assurance LICAT ratios in both periods are well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity, preferred shareholders’ equity, and non-controlling interests. As at December 31, 2019, our total capital was $28.2 billion, largely unchanged from the prior year. The decreases to total capital included the payment of $1,236 million of dividends on common shares of SLF Inc. (“common shares”), the impact related to the BGO acquisition of $860 million(1), the decrease of $592 million from the repurchase and cancellation of common shares, the impacts of foreign exchange translation loss of $564 million included in other comprehensive income (loss), changes in the remeasurement of defined benefit plans of $42 million and net changes in debentures detailed below that net to $nil, largely offset by reported net income of $2,618 million, net unrealized gains on AFS assets of $369 million and change in participating policyholders’ equity of $227 million.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $2.3 billion in cash and other liquid assets(2) as at December 31, 2019 ($2.5 billion as at December 31, 2018).

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures matured and SLF Inc. repaid all of the outstanding $300 million principal amount of such debentures together with all accrued and unpaid interest. Under LICAT, senior debentures do not qualify as available capital, as a result, the repayment of the Series D Debentures had no impact on the LICAT ratio of Sun Life Assurance or SLF Inc. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the cash and other liquid assets held by SLF Inc. and its wholly-owned holding companies noted above.

On August 13, 2019, SLF Inc. completed its issuance of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, with a principal amount of $750 million, due 2029. Sun Life intends to use an amount equal to the net proceeds to finance or refinance eligible assets as defined in our Sustainability Bond Framework.

On December 31, 2019, Sun Life Capital Trust II, a subsidiary of SLF Inc. redeemed all of the outstanding $500 million principal amount of Sun Life ExchangEable Capital Securities - Series 2009-1, in accordance with the terms outlined in the prospectus for the securities.

(1)	For additional information, refer to Note 3 in our 2019 Annual Consolidated Financial Statements.
(2)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

Fourth Quarter 2019/ sunlife.com 12

Normal Course Issuer Bids

On August 14, 2019, SLF Inc. renewed its normal course issuer bid, which remains in effect until August 13, 2020, or such earlier date as SLF Inc. may determine, or until SLF Inc. has purchased an aggregate of 15.0 million common shares under the bid. Shares purchased in 2019 were as follows:

	2019
	Common shares purchased(1)(2) (millions)	Amount ($ millions)
Bid announced August 2018 (expired August 13, 2019)	8.6	445

Bid announced August 2019	2.8	147
	11.4	592
(1) All of the common shares purchased under SLF Inc.’s normal course issuer bids during 2019 were subsequently cancelled. (2) There were no common shares purchased in the fourth quarter of 2019.

F. Performance by Business Group

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Reported net income (loss)
Canada	275	223	96	883	942
U.S.	131	(186)	118	163	52
Asset Management	228	221	244	897	909
Asia	136	170	125	520	555
Corporate	(51)	253	(3)	155	64
Total reported net income (loss)	719	681	580	2,618	2,522

Underlying net income (loss)(1)
Canada	264	268	245	1,012	1,036
U.S.	137	135	121	532	514
Asset Management	281	251	227	1,004	925
Asia	143	138	140	550	523
Corporate	(33)	17	(15)	(41)	(51)
Total underlying net income (loss)(1)	792	809	718	3,057	2,947
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2019 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

Fourth Quarter 2019/ sunlife.com 13

1. Canada

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Individual Insurance & Wealth	147	32	(27)	282	328
Group Benefits	40	59	59	253	282
Group Retirement Services	88	132	64	348	332
Reported net income (loss)	275	223	96	883	942
Less: Market-related impacts(1)	6	(44)	(134)	(111)	(117)
Assumption changes and management actions(1)	(1)	4	(14)	(17)	23
Other adjustments(1)(2)	6	(5)	(1)	(1)	—
Underlying net income (loss)(3)	264	268	245	1,012	1,036
Reported ROE (%)(3)	15.5%	12.7%	5.5%	12.6%	13.8%
Underlying ROE (%)(3)	14.9%	15.3%	14.1%	14.4%	15.2%
Insurance sales(3)	228	204	219	988	984
Wealth sales(3)	5,905	4,136	4,883	16,114	15,286
(1)	Represents an adjustment to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)

Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section J - Non-IFRS Financial Measures in this document.

(3)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison - Q4 2019 vs. Q4 2018

Canada’s reported net income increased by $179 million in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, predominantly from equity markets, and less unfavourable ACMA. Underlying net income increased by $19 million or 8%, driven by business growth, higher investing activity, favourable credit experience, higher AFS gains and favourable mortality experience, partially offset by unfavourable morbidity experience in GB and a mortgage impairment.

Year-to-Date Comparison - 2019 vs. 2018

Canada’s reported net income decreased by $59 million or 6% in 2019 compared to 2018, reflecting unfavourable ACMA impacts. Underlying net income decreased by $24 million or 2%, reflecting unfavourable morbidity experience in GB, interest on par seed capital of $75 million in 2018, unfavourable credit experience, a mortgage impairment and lower new business gains, partially offset by business growth, favourable expense experience, higher AFS and investing activity gains, higher net benefits from tax-related items and favourable mortality experience.

Growth

Quarterly Comparison - Q4 2019 vs. Q4 2018

Canada insurance sales increased by $9 million or 4% in the fourth quarter of 2019 compared to the same period in 2018. Individual insurance sales were $117 million in the fourth quarter of 2019, an increase of $9 million or 8% compared to the same period in 2018, driven by increased life insurance sales. Sales in GB were $111 million in the fourth quarter of 2019, in line with the same period in 2018.

Canada wealth sales increased by $1.0 billion or 21% in the fourth quarter of 2019 compared to the same period in 2018. Individual wealth sales were $1.8 billion in the fourth quarter of 2019, an increase of $357 million or 24% compared to the same period in 2018, driven by increased mutual fund sales. GRS sales were $4.1 billion in the fourth quarter of 2019, an increase of $665 million or 19% compared to the same period in 2018, primarily driven by higher sales within our defined benefit and defined contributions pension plan products.

Year-to-Date Comparison - 2019 vs. 2018

Canada insurance sales in 2019 were in line with 2018. Individual insurance sales were $389 million in 2019, a decrease of $7 million or 2% compared to 2018, driven by lower life insurance sales. Sales in GB were $599 million in 2019, an increase of $11 million or 2% compared to 2018.

Fourth Quarter 2019/ sunlife.com 14

Canada wealth sales increased by $0.8 billion or 5% in 2019 compared to 2018. Individual wealth sales were $6.4 billion, an increase of $101 million or 2% compared to 2018, driven by increased mutual fund and segregated fund sales, partially offset by lower fixed annuity sales. GRS sales were $9.8 billion in 2019, an increase of $727 million or 8% compared to 2018, driven by improved sales across all products.

AUM for our wealth businesses, including GRS, was $136.6 billion as at December 31, 2019, an increase of $16.4 billion or 14% compared to December 31, 2018, driven by improved markets and net inflows.

2. U.S.

	Quarterly results			Full Year
(US$ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Group Benefits	64	(4)	59	187	217
In-force Management	35	(136)	30	(65)	(176)
Reported net income (loss)	99	(140)	89	122	41
Less: Market-related impacts(1)	—	(21)	4	(40)	(21)
Assumption changes and management actions(1)	(2)	(218)	—	(221)	(302)
Acquisition, integration and restructuring(1)(3)	(3)	(3)	(6)	(16)	(32)
Underlying net income (loss)(2)	104	102	91	399	396
Reported ROE (%)(2)	14.8%	(21.0)%	13.1%	4.5%	1.5%
Underlying ROE (%)(2)	15.5%	15.4%	13.5%	14.7%	14.6%
After-tax profit margin for Group Benefits (%)(2)(4)	7.3%	7.2%	6.7%	7.3%	6.7%
Insurance sales(2)	616	139	639	1,043	999

(C$ millions)
Reported net income (loss)	131	(186)	118	163	52
Underlying net income (loss)(2)	137	135	121	532	514
(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(3)	Acquisition, integration and restructuring amounts related to the acquisition and integration costs of the U.S. employee benefits business acquired in 2016 and Maxwell Health acquired in 2018.
(4)	Based on underlying net income, on a trailing four quarter basis, and which is described in section J - Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison - Q4 2019 vs. Q4 2018

U.S.’s reported net income increased by US$10 million ($13 million) or 11% (11%) in the fourth quarter of 2019 compared to the same period in 2018. Market-related impacts, ACMA and integration costs were in line with the same period last year. Underlying net income increased by US$13 million ($16 million) or 14% (13%), driven by favourable morbidity experience and higher AFS gains, partially offset by unfavourable mortality experience in In-force Management. The impacts of foreign exchange translation were in line with the prior year for reported net income and underlying net income.

The after-tax profit margin for Group Benefits(1) was 7.3% as of the fourth quarter of 2019, compared to 6.7% as of the fourth quarter of 2018.

Year-to-Date Comparison - 2019 vs. 2018

U.S.’s reported net income increased by US$81 million ($111 million) in 2019 compared to 2018, driven by improved impacts from ACMA and lower integration costs as the integration of the U.S. employee benefits business acquired in 2016 was completed, partially offset by unfavourable market-related impacts, predominantly from changes in the fair value of investment properties. Underlying net income was in line with 2018, reflecting business growth, improved mortality experience, improved lapse and policyholder behaviour experience as well as improved expense experience, offset by interest on par seed capital of US$28 million ($35 million) in 2018, and lower investing activity and AFS gains. The impacts of foreign exchange translation increased reported net income and underlying net income by $4 million and $12 million, respectively.

(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Fourth Quarter 2019/ sunlife.com 15

Growth

Quarterly Comparison - Q4 2019 vs. Q4 2018

U.S.’s insurance sales decreased by US$23 million or 4% in the fourth quarter of 2019 compared to the same period in 2018, reflecting lower large case employee benefits sales.

Year-to-Date Comparison - 2019 vs. 2018

U.S.’s insurance sales of over one billion U.S. dollars (US$1,043 million) reached a new high, up US$44 million or 4% in 2019 compared to 2018, primarily driven by growth in medical stop-loss in Group Benefits. Medical stop-loss business-in-force increased to US$1.9 billion, an increase of 17% compared to 2018, advancing our leadership position as the largest independent medical stop-loss provider.

3. Asset Management

	Quarterly results			Full Year
Asset Management (C$ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Reported net income	228	221	244	897	909
Less: Fair value adjustments on MFS’s share-based payment awards(1)	(37)	(8)	28	(64)	(5)
Acquisition, integration and restructuring(1)	(16)	(22)	(11)	(43)	(11)
Underlying net income(2)	281	251	227	1,004	925
Assets under management (C$ billions)(2)	768.8	738.7	649.7	768.8	649.7
Gross sales (C$ billions)(2)	36.8	34.4	29.4	134.5	111.4
Net sales (C$ billions)(2)	(0.9)	3.2	(8.5)	(12.2)	(37.3)

MFS (C$ millions)
Reported net income	229	240	249	909	893
Less: Fair value adjustments on MFS’s share-based payment awards(1)	(37)	(8)	28	(64)	(5)
Underlying net income(2)	266	248	221	973	898
Assets under management (C$ billions)(2)	684.8	655.5	584.2	684.8	584.2
Gross sales (C$ billions)(2)	34.0	31.6	27.9	125.0	104.3
Net sales (C$ billions)(2)	(1.5)	1.7	(8.7)	(15.8)	(38.5)
MFS (US$ millions)
Reported net income	173	182	189	685	689
Less: Fair value adjustments on MFS’s share-based payment awards(1)	(28)	(6)	22	(48)	(4)
Underlying net income(2)	201	188	167	733	693
Pre-tax net operating profit margin ratio(2)	40%	40%	38%	39%	38%
Average net assets (US$ billions)(2)	507.2	491.3	451.6	484.0	477.5
Assets under management (US$ billions)(2)(3)	527.4	495.2	428.4	527.4	428.4
Gross sales (US$ billions)(2)	25.8	24.0	21.1	94.2	80.6
Net sales (US$ billions)(2)	(1.2)	1.3	(6.6)	(11.8)	(29.7)
Asset appreciation (depreciation) (US$ billions)	33.4	5.0	(50.0)	110.8	(33.5)
S&P 500 Index (daily average)	3,089	2,958	2,689	2,914	2,744
MSCI EAFE Index (daily average)	1,961	1,882	1,809	1,892	1,965

SLC Management (C$ millions)
Reported net income	(1)	(19)	(5)	(12)	16

Less: Acquisition, integration and restructuring(1)	(16)	(22)	(11)	(43)	(11)
Underlying net income(2)	15	3	6	31	27
Assets under management (C$ billions)(2)	84.0	83.2	65.5	84.0	65.5
Gross sales (C$ billions)(2)	2.8	2.8	1.5	9.5	7.0

Net sales (C$ billions)(2)	0.6	1.5	0.2	3.6	1.2
(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2019.

Fourth Quarter 2019/ sunlife.com 16

Profitability

Quarterly Comparison - Q4 2019 vs. Q4 2018

Asset Management’s reported net income decreased by $16 million or 7% in the fourth quarter of 2019 compared to the same period in 2018, reflecting higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased by $54 million or 24%, driven by higher ANA in MFS and higher income in SLC Management from the BGO acquisition that closed in 2019. The impacts of foreign exchange translation were in line with the prior year for reported net income and underlying net income.

In U.S. dollars, MFS’s reported net income was US$173 million in the fourth quarter of 2019, a decrease of $16 million or 8% compared to the same period in 2018, reflecting higher fair value adjustments on MFS’s share-based payment awards. Underlying net income was US$201 million in the fourth quarter of 2019, an increase of US$34 million or 20%, driven by higher ANA. Pre-tax net operating profit margin ratio for MFS(1) for the fourth quarter of 2019 was 40%, compared to 38% for the fourth quarter of 2018.

SLC Management’s reported net loss was $1 million in the fourth quarter of 2019, an improvement of $4 million compared to the same period in 2018, reflecting higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction. Underlying net income was $15 million in the fourth quarter of 2019, an increase of $9 million, driven by net income from the BGO acquisition that closed in 2019.

Year-to-Date Comparison - 2019 vs. 2018

Asset Management’s reported net income decreased by $12 million or 1% in 2019 compared to 2018, reflecting higher fair value adjustments on MFS’s share-based payment awards and higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction. Underlying net income increased by $79 million or 9%, primarily driven by higher ANA, expense management and investment income including returns on seed capital in MFS. The impacts of foreign exchange translation in 2019 increased reported net income and underlying net income by $21 million and $23 million, respectively.

In U.S. dollars, MFS’s reported net income in 2019 was in line with 2018, reflecting higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased by US$40 million or 6%, driven by the impacts of higher ANA, expense management and investment income including returns on seed capital.

SLC Management’s reported net loss was $12 million in 2019 compared to an income of $16 million in 2018, reflecting higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction. Underlying net income increased by $4 million or 15%, driven by net income from the BGO acquisition that closed in July 2019, partially offset by an increase in expenses.

Growth

Asset Management’s AUM increased by $119.1 billion or 18% as at December 31, 2019 compared to December 31, 2018, primarily driven by asset appreciation of $151.2 billion, partially offset by the impacts of foreign exchange translation of $33.4 billion and net outflows of $12.2 billion.

MFS’s AUM increased by US$99.0 billion or 23% as at December 31, 2019 compared to December 31, 2018, primarily driven by asset appreciation of US$110.8 billion, partially offset by net outflows of US$11.8 billion ($15.8 billion). In the fourth quarter of 2019, MFS reported net outflows of US$1.2 billion ($1.5 billion), due to institutional redemptions, partially offset by continued strong retail sales.

In the fourth quarter of 2019, 93%, 93% and 98% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance.

SLC Management’s AUM increased by $18.5 billion or 28% as at December 31, 2019 compared to December 31, 2018, primarily driven by the BGO acquisition of $12.6 billion, asset appreciation of $4.1 billion and net inflows of $3.6 billion, partially offset by the impacts of foreign exchange translation of $2.7 billion. In the fourth quarter of 2019, SLC Management reported net inflows of $0.6 billion.

(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Fourth Quarter 2019/ sunlife.com 17

4. Asia

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Insurance and Wealth	91	197	101	506	381
International	45	(27)	24	14	174
Reported net income (loss)	136	170	125	520	555
Less: Market-related impacts(1)	5	(15)	(22)	(66)	(30)
Assumption changes and management actions(1)	(11)	47	9	37	76
Acquisition, integration and restructuring(1)(2)	(1)	—	(2)	(1)	(14)
Underlying net income (loss)(3)	143	138	140	550	523
Reported ROE (%)(3)	9.8%	12.1%	9.9%	9.5%	11.3%
Underlying ROE (%)(3)	10.2%	9.8%	10.9%	10.0%	10.6%
Insurance sales(3)	361	297	251	1,154	898
Wealth sales(3)	2,120	2,573	1,935	8,373	10,101
(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	The amount in 2018 pertains to a distribution arrangement in India for asset management.
(3)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison - Q4 2019 vs. Q4 2018

Asia’s reported net income increased by $11 million or 9% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, predominantly from equity markets, largely offset by unfavourable ACMA impacts. Underlying net income increased by $3 million or 2%, driven by business growth, favourable lapse and other policyholder behaviour experience and lower new business strain, partially offset by unfavourable joint venture experience and other investment-related experience. The impacts of foreign exchange translation increased reported net income and underlying net income by $1 million and $2 million, respectively.

Year-to-Date Comparison - 2019 vs. 2018

Asia’s reported net income decreased by $35 million or 6% in 2019 compared to 2018, reflecting less favourable ACMA and unfavourable market-related impacts, predominantly from interest rates, partially offset by higher acquisition, integration and restructuring costs in 2018. Underlying net income increased by $27 million or 5%, driven by business growth, improved lapse and policyholder behaviour experience and higher AFS gains, partially offset by unfavourable joint venture experience and higher new business strain primarily in International. The impacts of foreign exchange translation increased reported net income and underlying net income by $15 million.

Growth

Quarterly Comparison - Q4 2019 vs. Q4 2018

Asia insurance sales increased by 43%, excluding the favourable impacts of foreign exchange translation of $3 million, in the fourth quarter of 2019 compared to the same period in 2018. Individual insurance sales were $349 million, an increase of 42%, excluding the favourable impacts of foreign exchange translation of $3 million, driven by growth in all local insurance markets and in International.

Asia wealth sales increased by 8%, excluding the favourable impacts of foreign exchange translation of $30 million, in the fourth quarter of 2019 compared to the same period in 2018, driven by money market sales in the Philippines and continued strong growth in the pension business in Hong Kong, largely offset by lower mutual fund sales in India.

Year-to-Date Comparison - 2019 vs. 2018

Asia insurance sales increased by 26%, excluding the favourable impacts of foreign exchange translation of $20 million, in 2019 compared to 2018. Individual insurance sales were $1,102 million, an increase of 27%, excluding the favourable impacts of foreign exchange translation of $20 million, driven by growth in all local insurance markets, partially offset by lower sales in International.

Asia wealth sales decreased by 18%, excluding the favourable impacts of foreign exchange translation of $120 million, in 2019 compared to 2018, as a result of lower mutual fund sales in India due to weak market sentiment, partially offset by money market sales in the Philippines and growth in the pension business in Hong Kong.

Fourth Quarter 2019/ sunlife.com 18

5. Corporate

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
UK	32	279	31	379	250
Corporate Support	(83)	(26)	(34)	(224)	(186)
Reported net income (loss)	(51)	253	(3)	155	64
Less: Market-related impacts(1)	7	—	(2)	(2)	(15)
Assumption changes and management actions(1)	—	236	18	225	140
Acquisition, integration and restructuring(1)	(25)	—	(4)	(27)	(10)
Underlying net income (loss)(2)	(33)	17	(15)	(41)	(51)
(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison - Q4 2019 vs. Q4 2018

Corporate’s reported net loss increased by $48 million in the fourth quarter of 2019 compared to the same period in 2018, reflecting restructuring costs and the impacts of favourable ACMA in 2018 relating to the termination of assumed business, partially offset by favourable market-related impacts, predominantly from interest rates. Underlying net loss increased by $18 million, reflecting unfavourable expense experience, lower earnings from the run-off businesses and higher project spend including the adoption of IFRS 17, partially offset by tax benefits. The impacts of foreign exchange translation decreased reported net income by $1 million and were in line with the prior year for underlying net income.

Year-to-Date Comparison - 2019 vs. 2018

Corporate’s reported net income increased by $91 million in 2019 compared to 2018, driven by the impacts of favourable ACMA predominantly in the UK, improved market-related impacts, primarily from interest rates, and lower integration costs, partially offset by restructuring costs. Underlying net loss improved by $10 million or 20%, driven by higher net benefits from tax-related items, partially offset by lower earnings from the run-off businesses, higher project spend including the adoption of IFRS 17, unfavourable lapse and other policyholder behaviour experience in the UK and unfavourable expense experience. The impacts of foreign exchange translation decreased reported net income by $7 million and increased underlying net loss by $3 million.

G. Investments

We had total general fund invested assets of $161.6 billion as at December 31, 2019, compared to $151.7 billion as at

December 31, 2018. The increase in general fund invested assets was primarily due to an increase in operating activities and net fair value, offset by the impacts of foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

Fourth Quarter 2019/ sunlife.com 19

The following table sets out the composition of our general fund invested assets.(1)

	December 31, 2019		December 31, 2018
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	9,575	6%	9,506	6%
Debt securities	81,606	50%	74,443	49%
Equity securities	4,787	3%	4,634	3%
Mortgages and loans	48,222	30%	46,822	31%
Derivative assets	1,548	1%	1,112	1%
Other invested assets	5,357	3%	4,830	3%
Policy loans	3,218	2%	3,222	2%
Investment properties	7,306	5%	7,157	5%
Total invested assets	161,619	100%	151,726	100%
(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets in our 2019 Annual Consolidated Financial Statements.

The carrying value of fair value through profit or loss (“FVTPL”) and AFS debt securities by geographic location is presented in the following table.

	December 31, 2019				December 31, 2018
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	28,221	5,031	33,252	41%	25,091	4,217	29,308	38%
United States	24,224	5,822	30,046	37%	21,329	5,917	27,246	37%
Europe	8,827	1,178	10,005	12%	8,840	1,278	10,118	14%
Asia	4,074	573	4,647	6%	3,673	445	4,118	6%
Other	2,548	1,108	3,656	4%	2,469	1,184	3,653	5%
Total debt securities	67,894	13,712	81,606	100%	61,402	13,041	74,443	100%

Our debt securities with a credit rating of “A” or higher represented 74% of the total debt securities as at December 31, 2019, compared to 72% as at December 31, 2018. Debt securities with a credit rating of “BBB” or higher represented 99% of total debt securities as at December 31, 2019, consistent with December 31, 2018.

Our gross unrealized losses as at December 31, 2019 for FVTPL and AFS debt securities were $0.1 billion and $0.1 billion, respectively, compared with $1.4 billion and $0.2 billion, respectively, as at December 31, 2018. The decrease in gross unrealized losses was largely due to the impact from declining interest rates and the narrowing of credit spreads.

2. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value in our Annual Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Fourth Quarter 2019/ sunlife.com 20

Mortgages and Loans by Geography

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	December 31, 2019			December 31, 2018
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,310	13,249	22,559	8,557	13,238	21,795
United States	6,915	11,994	18,909	7,876	11,458	19,334
Europe	—	4,561	4,561	—	3,628	3,628
Asia	—	352	352	—	332	332
Other	—	1,841	1,841	—	1,733	1,733
Total	16,225	31,997	48,222	16,433	30,389	46,822
% of Total Invested Assets	10%	20%	30%	11%	20%	31%
(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at December 31, 2019, we held $16.2 billion of mortgages, compared to $16.4 billion as at December 31, 2018. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2019, 35% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2019, consistent with December 31, 2018. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.9 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

As at December 31, 2019, we held $32.0 billion of loans, compared to $30.4 billion as at December 31, 2018. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure. The growth in the portfolio is consistent with our strategy to increase our investments in private placement loans.

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,148	31,911	48,059	—		—	—
Past due:
Past due less than 90 days	—	—	—	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	147	133	280	70	(1)	47	117
Total	16,295	32,044	48,339	70		47	117
	December 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,427	30,332	46,759	—		—	—
Past due:
Past due less than 90 days	—	14	14	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	31	93	124	25	(1)	50	75
Total	16,458	30,439	46,897	25		50	75
(1)	Includes $20 million of sectoral provisions as at December 31, 2019, and $21 million of sectoral provisions as at December 31, 2018.

Fourth Quarter 2019/ sunlife.com 21

Our impaired mortgages and loans, net of allowances for losses, were $163 million as at December 31, 2019, compared to $49 million as at December 31, 2018.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

($ millions)	December 31, 2019	December 31, 2018
Net fair value asset (liability)	(492)	(1,183)
Total notional amount	62,131	59,198
Credit equivalent amount(1)	796	542
Risk-weighted credit equivalent amount(1)	17	15
(1)	Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $492 million as at December 31, 2019, compared to a liability of $1,183 million as at December 31, 2018. The change in net fair value was primarily due to the impact from changes in foreign exchange rates and swap curves.

The total notional amount of our derivatives increased to $62.1 billion as at December 31, 2019 from $59.2 billion as at December 31, 2018. The change in notional amount is mainly attributable to an increase of $5.6 billion in foreign exchange contracts used for hedging foreign currency assets, an increase of $1.3 billion in equity contracts to hedge equity price fluctuations, partially offset by a decrease of $4.0 billion in interest rate contracts primarily due to a reduction in interest rate exposed assets.

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2019 was $2,637 million compared to $2,389 million as at December 31, 2018. The increase of $248 million was primarily due to increases in the provisions for assets purchased net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities and the impacts of foreign exchange translation.

H. Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Fourth Quarter 2019/ sunlife.com 22

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $64 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2019 and $167 million in 2019 ($25 million pre-tax in the fourth quarter of 2018, and $121 million in 2018). The net unrealized (losses) gains or OCI position on AFS fixed income and equity assets were $251 million and $62 million, respectively, after-tax as at December 31, 2019 ($(98) million and $43 million, respectively, after-tax as at December 31, 2018).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at December 31, 2019 and December 31, 2018.

As at December 31, 2019 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(350)	$(150)	$100	$250
Potential impact on OCI(3)	$(50)	$(50)	$50	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point decrease	0.0% point increase	0.0% point increase
As at December 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(300)	$(100)	$100	$250
Potential impact on OCI(3)	$(100)	$(50)	$50	$100
Potential impact on LICAT(2)(4)	2.0% point decrease	1.0% point decrease	0.5% point increase	1.0% point increase
(1)

Represents the respective change across all equity markets as at December 31, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2019 and December 31, 2018.

(1)	Net income in section H - Risk Management in this document refers to common shareholders’ net income.

Fourth Quarter 2019/ sunlife.com 23

Sun Life Assurance’s LICAT ratio generally decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio, while decreases to interest rates will increase the value of our assets and margins in our actuarial liabilities. However, our sensitivity to interest rates may be non-linear, and can change, due to the interrelationships between market rates, actuarial assumptions and LICAT calculations. In particular, changes to market conditions can shift the interest rate scenario applied in the LICAT formula causing a discontinuity where capital requirements change materially.

($ millions, unless otherwise noted)	As at December 31, 2019		As at December 31, 2018
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(150)	$50	$(100)	$50
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	2.0% point increase	3.0% point decrease	2.5% point increase	1.5% point decrease
(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2019 and December 31, 2018 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2019. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
December 31, 2019	$(75)	$50	$50	$(50)
December 31, 2018	$(75)	$75	$25	$(25)
(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest

Fourth Quarter 2019/ sunlife.com 24

rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2019 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

As at December 31, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,131	362	10,678	505
Asia	2,337	212	2,380	99
Corporate(4)	2,302	207	1,063	228
Total	16,770	781	14,121	832

As at December 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	11,202	792	10,742	552
Asia	2,798	444	3,165	147
Corporate(4)	2,215	277	1,219	255
Total	16,215	1,513	15,126	954
(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

Fourth Quarter 2019/ sunlife.com 25

The movement of the items in the table above from December 31, 2018 to December 31, 2019 primarily resulted from the following factors:

(i)	the total fund values increased due to an increase in equity markets, which was partially offset by net redemptions from products closed to new business;
(ii)	the total amount at risk decreased due to an increase in equity markets and net redemptions from products closed to new business;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business and the weakening of the U.S. dollar against the Canadian dollar; and
(iv)	the total insurance contract liabilities decreased due to an increase in equity markets, which was partially offset by a decrease in interest rates.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2019, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2019 and December 31, 2018.

Impact of Segregated Fund Hedging

December 31, 2019
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impact	150	100	300
Net of hedging	—	(50)	(100)

December 31, 2018
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(450)
Hedging impact	150	100	350
Net of hedging	—	(50)	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2019 and December 31, 2018, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at December 31, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An

Fourth Quarter 2019/ sunlife.com 26

instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2019 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2018). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2019 would increase net income by approximately $275 million ($275 million increase as at December 31, 2018).

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2018 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section J - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2019 and December 31, 2018, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2019 and December 31, 2018, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through OTC contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

Fourth Quarter 2019/ sunlife.com 27

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the section in the annual MD&A under the headings M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2019 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Premiums
Gross	7,280	5,370	5,935	22,680	20,981
Ceded	(641)	(571)	(622)	(2,392)	(2,339)
Net premiums	6,639	4,799	5,313	20,288	18,642
Net investment income
Interest and other investment income	1,525	1,467	1,475	5,855	5,641
Fair value(1) and foreign currency changes on assets and liabilities	(1,380)	1,718	(116)	7,118	(3,373)
Net gains (losses) on available-for-sale assets	64	47	25	167	121
Fee income	1,677	1,585	1,483	6,251	5,966
Total revenue	8,525	9,616	8,180	39,679	26,997
Adjusted revenue(2)	10,044	8,046	8,437	32,792	30,972
(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impacts of Constant Currency Adjustment, FV Adjustment and Reinsurance in Canada’s GB Operations Adjustment as described in section J - Non-IFRS Financial Measures in this document.

Revenue was $8.5 billion in the fourth quarter of 2019, an increase of $345 million or 4% compared to the same period in 2018, driven by increased net premium revenue and fee income, partially offset by larger decreases in the fair value of FVTPL assets. For FVTPL assets, in the fourth quarter of 2019, equity markets were largely stable and the impact of interest rate increases was significant, whereas the fourth quarter of 2018 saw minimal losses as the impact from equity markets was largely offset by the impact of interest rate declines. The impacts of foreign exchange translation increased revenue by $9 million. Adjusted revenue was $10.0 billion in the fourth quarter of 2019, an increase of $1.6 billion or 19% compared to the same period in 2018, driven by increased net premium revenue in Canada, Asia and the U.S. and fee income.

Revenue increased by $12.7 billion or 47% in 2019 compared to 2018, primarily driven by increases in the fair value of FVTPL assets, predominantly due to the impact of interest rates as well as equity market movements, and increased net premium revenue in Canada, Asia and the U.S. The impacts of foreign exchange translation increased revenue by $0.4 billion. Adjusted revenue increased by $1.8 billion or 6% in 2019 compared to 2018, driven by increased net premium revenue in Canada, Asia and the U.S.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

General fund assets were $180.2 billion as at December 31, 2019, compared to $168.8 billion as at December 31, 2018, primarily attributable to other business activities of $7.8 billion, an increase of $7.1 billion from the change in value of FVTPL assets and liabilities, partially offset by a decrease of $3.4 billion from the impacts of foreign exchange translation.

Insurance contract liabilities balances before Other policy liabilities of $123.9 billion as at December 31, 2019 increased by $9.0 billion compared to December 31, 2018, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and balances arising from new policies, partially offset by the impacts of foreign exchange translation.

Total shareholders’ equity, including preferred share capital, was $23.4 billion as at December 31, 2019, compared to $23.7 billion as at December 31, 2018. The decrease of $0.3 billion in total shareholders’ equity was primarily due to:

(i)	common share dividend payments of $1,236 million;
(ii)	the impact related to the BGO acquisition of $875 million;
(iii)	a decrease of $592 million from the repurchase and cancellation of common shares; and
(iv)	a decrease of $564 million from the impacts of foreign exchange translation; largely offset by
(v)	shareholders’ net income of $2,713 million in 2019, before preferred share dividends of $95 million; and
(vi)	net unrealized gains on AFS assets in OCI of $369 million.

Fourth Quarter 2019/ sunlife.com 28

3. Goodwill and Intangibles Impairment

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2019. There were no goodwill impairment charges in 2019 or 2018. Impairment charges on intangible assets of $15 million were recognized in 2019 and there were no impairment charges in 2018.

J. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)

market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;

(b)

assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

(c)	Other adjustments:
(i)

certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

(ii)

fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

Fourth Quarter 2019/ sunlife.com 29

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4’19	Q3’19	Q4’18	2019	2018
Reported net income	719	681	580	2,618	2,522
Market-related impacts
Equity market impacts
Impacts from equity market changes	36	2	(139)	120	(159)
Basis risk impacts	4	7	(4)	7	(15)
Equity market impacts	40	9	(143)	127	(174)
Interest rate impacts(1)
Impacts of interest rate changes	18	(104)	(68)	(307)	(116)
Impacts of credit spread movements	—	4	36	(45)	56
Impacts of swap spread movements	(29)	10	(9)	4	(31)
Interest rate impacts	(11)	(90)	(41)	(348)	(91)
Impacts of changes in the fair value of investment properties	(11)	(8)	31	(16)	77
Less: Market-related impacts	18	(89)	(153)	(237)	(188)
Less: Assumption changes and management actions	(15)	—	13	(46)	(155)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	4	(5)	(1)	(5)	5
Fair value adjustments on MFS’s share-based payment awards	(37)	(8)	28	(64)	(5)
Acquisition, integration and restructuring(2)	(43)	(26)	(25)	(87)	(82)
Less: Total of other adjustments	(76)	(39)	2	(156)	(82)
Underlying net income	792	809	718	3,057	2,947
Reported EPS (diluted) ($)	1.22	1.15	0.96	4.40	4.14
Less: Market-related impacts ($)	0.03	(0.16)	(0.25)	(0.39)	(0.31)
Assumption changes and management actions ($)	(0.03)	—	0.02	(0.08)	(0.26)
Certain hedges in Canada that do not qualify for hedge accounting ($)	0.01	(0.01)	—	(0.01)	0.01
Fair value adjustments on MFS’s share-based payment awards ($)	(0.06)	(0.01)	0.05	(0.11)	(0.01)
Acquisition, integration and restructuring ($)	(0.07)	(0.04)	(0.04)	(0.15)	(0.14)
Impact of convertible securities on diluted EPS ($)	—	—	(0.01)	(0.02)	(0.01)
Underlying EPS (diluted) ($)	1.34	1.37	1.19	5.16	4.86
(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)

Amounts include acquisition costs for the BGO acquisition and the pending InfraRed transaction, which includes the unwinding of the discount for the Put option and Deferred payments liability of $8 million and $16 million in the fourth quarter of 2019 and in 2019, respectively. As a result of various initiatives to simplify our organizational structure and drive efficiencies, we also recorded a restructuring charge of $25 million in the fourth quarter of 2019.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Fourth Quarter 2019/ sunlife.com 30

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impacts of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in Canada’s GB operations (“Reinsurance in Canada’s GB Operations Adjustment”).

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Revenue	8,525	9,616	8,180	39,679	26,997
Less: Constant Currency Adjustment	6	(4)	—	349	—
FV Adjustment	(1,380)	1,718	(116)	7,118	(3,373)
Reinsurance in Canada’s GB Operations Adjustment	(145)	(144)	(141)	(580)	(602)
Adjusted revenue	10,044	8,046	8,437	32,792	30,972

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impacts of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in Canada’s GB Operations Adjustment.

	Quarterly results			Full Year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Premiums and deposits	51,395	46,495	41,513	183,946	160,108
Less: Constant Currency Adjustment	3	14	—	3,426	—
Reinsurance in Canada’s GB Operations Adjustment	(145)	(144)	(141)	(580)	(602)
Adjusted premiums and deposits	51,537	46,625	41,654	181,100	160,710

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Fourth Quarter 2019/ sunlife.com 31

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impacts of foreign exchange translation. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

Note 10.A of our 2019 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholder and participating policyholder insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The view in this document of assumption changes and management actions is the impacts on shareholders’ reported net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Full year
($ millions)	Q4’19	Q3’19	Q4’18	2019	2018
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)(1)	(16)	36	(2)	(13)	278
Less: Participating policyholders(2)	(1)	2	7	1	533
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(15)	34	(9)	(14)	(255)
Less: Tax	(1)	(50)	(5)	(59)	(90)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	(14)	84	(4)	45	(165)
Add: Management actions (after-tax)(3)	—	25	14	19	23
Other (after-tax)(4)	(1)	(109)	3	(110)	(13)
Assumption changes and management actions (after-tax)(5)(6)	(15)	—	13	(46)	(155)
(1)

Note 10.A of our 2019 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the shareholders’ income impact related to the amount shown in Note 10.A of our 2019 Annual Consolidated Financial Statements.

(2)	Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)	Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(5)

Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.

(6)	ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

See section D - Profitability - 2019 vs. 2018 - ii. Assumption changes and management actions in our 2019 annual MD&A for details on ACMA in 2019.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the VNB, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Fourth Quarter 2019/ sunlife.com 32

K. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our intention to acquire a majority stake in InfraRed, (iv) relating to our expected tax range for future years, (v) set out in this document under the heading H - Risk Management - 1. Market Risk Sensitivities - Equity Market Sensitivities and Interest Rate Sensitivities, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2019 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures.

The following risk factors are related to our acquisition of a majority stake in InfraRed that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) the impact of the announcement of the transaction on Sun Life and InfraRed. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Fourth Quarter 2019/ sunlife.com 33

Earnings Conference Call

The Company’s fourth quarter 2019 financial results will be reviewed at a conference call on Thursday, February 13, 2020, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q4 2021 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll-free within North America). A replay of the conference call will be available from Thursday, February 13, 2020 at 1:00 p.m. ET until 1:00 p.m. ET on Thursday, February 27, 2020 by calling 404-537-3406 or 1-855-859-2056 (toll-free within North America) using Conference ID: 6475712.

Fourth Quarter 2019/ sunlife.com 34

Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Revenue
Premiums
Gross	$7,280	$5,935	$22,680	$20,981
Less: Ceded	641	622	2,392	2,339
Net premiums	6,639	5,313	20,288	18,642
Net investment income (loss):
Interest and other investment income	1,525	1,475	5,855	5,641
Fair value and foreign currency changes on assets and liabilities	(1,380)	(116)	7,118	(3,373)
Net gains (losses) on available-for-sale assets	64	25	167	121
Net investment income (loss)	209	1,384	13,140	2,389
Fee income	1,677	1,483	6,251	5,966
Total revenue	8,525	8,180	39,679	26,997

Benefits and expenses
Gross claims and benefits paid	4,613	4,102	17,421	15,986
Increase (decrease) in insurance contract liabilities	949	1,641	11,367	312
Decrease (increase) in reinsurance assets	(96)	(92)	(28)	97
Increase (decrease) in investment contract liabilities	9	3	65	(31)
Reinsurance expenses (recoveries)	(595)	(498)	(2,131)	(2,021)
Commissions	677	603	2,417	2,339
Net transfer to (from) segregated funds	(94)	(152)	(437)	(308)
Operating expenses	1,954	1,625	7,033	6,432
Premium taxes	101	95	406	375
Interest expense	96	79	333	305
Total benefits and expenses	7,614	7,406	36,446	23,486

Income (loss) before income taxes	911	774	3,233	3,511
Less: Income tax expense (benefit)	98	112	286	597

Total net income (loss)	813	662	2,947	2,914

Less: Net income (loss) attributable to participating policyholders	67	59	230	298
Less: Net income (loss) attributable to non-controlling interests	3	—	4	—

Shareholders’ net income (loss)	743	603	2,713	2,616

Less: Preferred shareholders’ dividends	24	23	95	94
Common shareholders’ net income (loss)	$719	$580	$2,618	$2,522

Average exchange rates during the reporting periods:
U.S. dollars	1.32	1.32	1.33	1.30

Earnings (loss) per share
Basic	$1.22	$0.96	$4.42	$4.16
Diluted	$1.22	$0.96	$4.40	$4.14

Dividends per common share	$0.550	$0.500	$2.100	$1.905

Fourth Quarter 2019/ sunlife.com 35

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	December 31, 2019	December 31, 2018

Assets
Cash, cash equivalents and short-term securities	$9,575	$9,506
Debt securities	81,606	74,443
Equity securities	4,787	4,634
Mortgages and loans	48,222	46,822
Derivative assets	1,548	1,112
Other invested assets	5,357	4,830
Policy loans	3,218	3,222
Investment properties	7,306	7,157
Invested assets	161,619	151,726
Other assets	5,216	4,498
Reinsurance assets	4,024	4,141
Deferred tax assets	1,455	1,209
Intangible assets	2,083	1,779
Goodwill	5,832	5,412
Total general fund assets	180,229	168,765
Investments for account of segregated fund holders	116,973	103,062
Total assets	$297,202	$271,827

Liabilities and equity

Liabilities
Insurance contract liabilities	$131,184	$121,923
Investment contract liabilities	3,116	3,164
Derivative liabilities	2,040	2,295
Deferred tax liabilities	406	322
Other liabilities	14,937	12,153
Senior debentures	500	1,299
Subordinated debt	3,538	3,039
Total general fund liabilities	155,721	144,195
Insurance contracts for account of segregated fund holders	110,269	96,663
Investment contracts for account of segregated fund holders	6,704	6,399
Total liabilities	$272,694	$247,257

Equity
Issued share capital and contributed surplus	$10,619	$10,749
Shareholders’ retained earnings and accumulated other comprehensive income	12,779	12,957
Total shareholders’ equity	23,398	23,706
Participating policyholders’ equity	1,091	864
Non-controlling interest	19	—
Total equity	$24,508	$24,570
Total liabilities and equity	$297,202	$271,827

Exchange rates at the end of the reporting periods:
U.S. dollars	1.30	1.36

Media Relations Contact:	Investor Relations Contact:

Krista Wilson	Leigh Chalmers

Corporate Communications	Senior Vice-President, Head of Investor Relations & Capital Management

Tel: 226-751-2391	Tel: 647-256-8201

krista.wilson@sunlife.com	investor.relations@sunlife.com

Fourth Quarter 2019/ sunlife.com 36